Filed by MB Financial, Inc.
Commission File No. 0-24566-01
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934
Subject Company: First Oak Brook Bancshares, Inc.
Commission File No: 0-14468

Forward-Looking Statements

When used in this filing and in other filings with the Securities and Exchange Commission, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed merger and all other statements in this filing other than historical facts constitute forward-looking statements.

Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected cost savings and synergies from the MB Financial-First Oak Brook merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; (2) the requisite stockholder and regulatory approvals for the MB Financial-First Oak Brook merger might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior and net interest margin; (6) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (7) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (8) MB Financial’s ability to realize the residual values of its direct finance, leveraged and operating leases; (9) the ability to access cost-effective funding; (10) changes in financial markets; (11) changes in economic conditions in general and in the Chicago metropolitan area in particular; (12) the costs, effects and outcomes of litigation; (13) new legislation or regulatory changes, including but not limited to changes in  federal and/or state tax laws or interpretations thereof by taxing authorities; (14) changes in accounting principles, policies or guidelines; (15) MB Financial’s deposit growth and deposit mix resulting from its new deposit gathering strategy may be less favorable than expected; (16) the impact of the guidance recently proposed by the federal banking regulators regarding concentrations in real estate lending; and (17) future acquisitions by MB Financial of other depository institutions or lines of business.

MB Financial and First Oak Brook do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information

MB Financial will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of MB Financial and First Oak Brook that also constitutes a prospectus of MB Financial, which will be sent to the stockholders of MB Financial and First Oak Brook. Stockholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about MB Financial, First Oak Brook and the proposed transaction. When filed, this document and other documents relating to the merger filed by MB Financial and First Oak Brook can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing First Oak Brook’s website at www.firstoakbrook.com under the tab “SEC Filings.”  Alternatively, these documents, when available, can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992, or from First Oak Brook, upon written request to First Oak Brook Bancshares, Inc., Rosemarie Bouman, 1400 Sixteenth Street, Oak Brook, Illinois 60523 or by calling (630) 571-1050.

Participants in this Transaction

MB Financial, First Oak Brook and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of MB Financial relating to its 2006 Annual Meeting of Shareholders filed with the SEC by MB Financial on March 29, 2006 and the definitive proxy statement of First Oak Brook relating to its 2006 Annual Meeting of Shareholders filed with the SEC by First Oak Brook on April 7, 2006. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Set forth below is the transcript from an investor conference call/webcast held on May 1, 2006. The presentation material referred to in the transcript was filed with the SEC on May 1, 2006 by MB Financial pursuant to Rule 425 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934 and by First Oak Brook pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

MB Financial and First Oak Brook Bancshares to Merge Conference Call
May 2, 2006
10:30 a.m. CST

CORPORATE PARTICIPANTS

Mitch Feiger

MB Financial, Inc. - CEO

Jill York

MB Financial, Inc. - CFO

Richard Rieser

First Oak Brook Bancshares, Inc. - President, CEO

Rose Bouman

First Oak Brook Bancshares, Inc. - COO, CFO

CONFERENCE CALL PARTICIPANTS

Kevin Reevey

Ryan Beck & Co. - Analyst

Brad Milsaps

Sandler O’Neill & Partners - Analyst

Eric Ross

ThinkEquity Partners - Analyst

Dale Krueger

Analyst

Melissa Miller

Analyst

Troy Ward

A.G. Edwards - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the MB Financial and First Oak Brook Bancshares to merge conference call. (OPERATOR INSTRUCTIONS). I would now like to turn the presentation over to your host for today’s call, Mr. Mitch Feiger, CEO of MB Financial. Please proceed sir.

Mitch Feiger  — MB Financial, Inc. - CEO

Good morning everyone. This is Mitch Feiger. I am CEO of MB Financial, Inc. I’m joined here from MB Financial by Jill York, who is our Chief Financial Officer. And then from First Oak Brook with us today are Rick Rieser, who is the CEO and President, and Rose Bouman, who is the Chief Operating Officer, Chief Financial Officer.

We’re thrilled this morning to talk with you about a merger that we announced last night between MB Financial and First Oak Brook. But first I just want to call your attention to the Safe Harbor statement in the presentation, which expands on the customary reminders that certain information contained in this conference call constitutes forward-looking statements. And that is the presentation.

We have put a presentation on our website, and hopefully it is available through the SEC’s filing Website as well. On the MB Financial website you can find the presentation by going to the Investor Relations section and then to Events. And then you’ll see information on the call, and you can find the presentation there.

I just want to speak for a few minutes. I will walk you through the highlights of the presentation. I’m sure you can read it yourself, as well as I can tell you about it. And then we will open up the call for questions.

I want to start on the presentation on page number 5, and walk you through the transaction rationale, and provide you a little bit of background. As you know, at MB Financial we have spoken for a long time about our funding needs and our strength. Our great strength being in growing our commercial loans and our commercial banking business. It is something that we’ve worked very hard on for a long time. In fact, starting in 1992 we started building our expertise in that area. In my opinion we have among the finest commercial bankers and the finest commercial banking growth engine in the Chicago marketplace.

Our problem, as you know, is that we have been growing — I guess it is a good problem — we have been growing our commercial loans at 16 and 17% a year forever. And we found it very difficult, particularly in the markets where our branches reside, to grow our deposits at a sufficient rate to fund that loan growth.

In the past we have been able to plug that gap with either strategic mergers or outright acquisitions of deposit rich companies. And the companies that we emerged with in the past have been good, good hard-working companies with good funding sources. And that has propelled our earnings growth.

So what is First Oak Brook? Now First Oak Brook is a premier deposit gatherer. They are experts at opening DeNovo branches. And there’s a slide in here I will talk you through in a minute on four branches they opened in 2005 that have done fantastically well.

Their three-year average growth rate on deposits is 15%. And it has been very strong for many, many, many years. The core of what we’re doing here, although there are many other benefits, is combining a great deposit gathering franchise and a great commercial asset origination franchise, which together we think creates, in fact what the front page of the presentation says, the leading independent bank in the Chicagoland area.

Let me just walk through page 5 on the strategic rationale. We talked about core funding and loan growth. From the MB Financial perspective, most of our offices, in fact a high majority of our offices, reside in lower growth markets, and generally in middle income, or say lower middle income areas, because we have always wanted to have our offices near where our business customers are located. But that doesn’t produce the funding that we need. Oak Brook has taken a different approach, and they have put their offices into high upper income and very good income areas, as well as good growth areas. In fact, there are 21 offices. I think every single one of them is in an excellent, excellent market.

Post merger we will be number 9 in the Chicago MSA in terms of deposits. Financially, and we will go through this, the transaction is accretive immediately for GAAP and cash EPS purposes. The IRR in the presentation says 15%. As you know, IRR calculations are subject to many assumptions. We think this 15% is the low end of the range. Depending on terminal values you use or life before terminal value is used, this number could range I suppose from 15 say to 16.5, 17, 17.5, maybe even 18%, depending on how you run the numbers.

As you know in previous mergers and acquisitions we have been very successful at achieving our cost savings. We have used what we think are conservative cost savings assumptions. Though I wouldn’t say the success of this transaction is dependent on costs saves.

And lastly, we think this is a low risk integration transaction, and here’s why. It turns out that for First Oak Brook, and many of you probably knew this already, but I didn’t realize how good they were. This company is expertly run. It is incredibly clean. You see their charge-off numbers and their non-performing numbers in the loan portfolio. That is indicative of how they run the rest of the company. This company is professionally run with very, very talented people. That to us makes an integration much easier.

I’m going to move on. Many of these things we have covered now. Compelling strategic transaction on page 6. I’m going to pick up the pace here. We talked about asset generation and deposit gathering. One of the other benefits here is in DuPage County, which is an excellent banking market. We’re going to be number three in DuPage County between Chase and Harris, which is a great position to be in. In Cook County, Chicago we will clearly be in the top ten as well.

There are ancillary businesses or other businesses beyond retail deposit gathering, commercial deposit gathering and commercial lending that benefit from this transaction. It turns out our asset management businesses are of similar size in terms of assets under management. So bringing them together is going to add very, very good scale. We each have active treasury management businesses. It is a very important part of our commercial banking business. Merchant processing, we are both growing our businesses as fast as we can. Oak Brook’s is three or four times the size of the MB merchant processing business right now.

A quick overview of First Oak Brook for those of you who don’t know them. Organized in 1983, and publicly traded since 1985. Currently the 11th largest independent bank headquartered in Illinois. As I said, their branches are located primarily in DuPage County, which is identified mostly here as 17 western suburbs. A full-service commercial bank with very good DeNovo expansion.

On page 8 of the presentation, we put a sampling of what they have done with their branches, which I think is truly remarkable, especially given the competitive nature of the Chicago marketplace. Darien in the slide has been opened the longest. I think it has been open about a year, maybe a little more than a year. Up to $67 million at the end of the first quarter. I think more interestingly, a high percentage of those deposits, I think about half, are transaction accounts. As I said, they have been growing their deposits 15% per year for the last — well, this says the last five years.

Excellent credit quality at First Oak Brook, among the best in the region. Very, very conservative lenders. Let me jump to page 11 and just talk about the real franchise value that is being created today. On page 11 is a hint of this. If you look at the branch map we have almost no branch overlap. We have two branches that are near each other, but I think it is unlikely that we would close either one of them. Together we will have 61 branches located primarily in just two counties in the Chicago marketplace. It turns out those two counties, Cook and DuPage, house almost 80% of the middle market businesses in the area. We target — we think there’s about 8,500 middle market businesses of the kind we want to bank, 80% of them are now within reach of one of our branches. A very powerful thing for us. So the map of branches is very good.

The loan portfolios are highly complementary. Some of the things you’ll notice on slide 12 are the difference in yields on the loans in our portfolios. And part of that is a result of Oak Brook’s — inability is not the right word — but it has been difficult for them to grow commercial loans the way MB has. And I think the only reason is, is that MB started down this path in 1992 and has been at it now 14 years. And it took us a long time to get going, too. And there’s no doubt in my mind that given enough time they, too, would have developed the same commercial lending expertise. The problem is it takes a lot of time.

As a result, they have a fair amount of lower yielding loans in their portfolio, very high-quality, things like indirect auto loans and syndicated credits that they have participated in. And a fair amount of participations purchased from larger correspondents. And that produces a loan yield difference of about 1.4%. It is our plan to narrow that gap. And we think that we can do it. We haven’t built that — any of that — into our projections in any of the numbers you see here. But we see that as a material upside to the transaction.

Page 13 speaks to liquidity and core deposits. And you can see the benefits here. On MB’s side the way we look at this is the company combined — on the MB side is going to gain liquidity somewhere between say $800 million and $1.5 billion. And that will really help us. Right now we have about $800 million of brokered deposits. I think that is the number, isn’t it?

Jill York  — MB Financial, Inc. - CFO

Yes.

Mitch Feiger  — MB Financial, Inc. - CEO

About $800 million of brokered deposits at MB, and a fair amount of wholesale funding as well.

Let me give you the summary of the transaction details. There is more in our filings. We are going to pay $36.80 in consideration for each First Oak Brook share (based on the average MB Financial closing price for the five-trading day period ended April 28, 2006). The total transaction value is about $372 million. And the mix is 80/20 stock and cash. And essentially this is a fixed exchange ratio transaction.

We are offering two Board seats, one to Rick Rieser, and another to an independent Director of First Oak Brook who we think very highly of. And through his business, he has good contact with a lot of middle market companies in Chicago, so we are excited about that.

We have very modest cost savings planned here, $12.6 million, which is —.

Jill York  — MB Financial, Inc. - CFO

27%.

Mitch Feiger  — MB Financial, Inc. - CEO

27%. We think that is very — we are highly confident that we can achieve that, which results in a GAAP EPS in 2007 of 2.2%, and in 2008 of 4%. Our respective due diligence is complete. And this transaction will require the approval of banking regulators, of course, the First Oak Brook shareholders, as well as the MB shareholders. We expect to close some time in the fourth quarter.

Let me just talk about the price for a second. I think if one were to make a cursory review of the price, one might think that the price is too high or is high. But I don’t think that is correct at all. Let me explain why. In all of the transactions that we have done, whether it was our MidCity transaction, which was our largest one previous to this, or you can go back to our Avondale transaction in 1999, or even the most recent one we did, First SecurityFed, which on the surface had high pricing multiples. What we look for is what does a merger partner, or what does an acquisition candidate do for us? And what is the price we’re paying for them? In this case, I think since interest rates rose, you have to mark Oak Brook’s balance sheet to market to really understand the price that you’re paying.

Let me say it in another way. If you run the pricing multiples on Oak Brook’s current earnings or last year’s earnings, or next year earnings, those aren’t the real earnings that they’re going to deliver for us. In the long run those aren’t the real earnings that they were going to deliver for themselves. They had a significant margin squeeze as interest rates rose, and their earnings declined. Given enough time — and when interest rates stabilize at some point, their earnings and their net interest margin would have returned to normal. How do I know that? We checked.

And so to us the pricing multiples are as follows. I think this is the right way to look at it. On a premium to core deposit basis — and on page 16 we have written it both ways for you. Stated just as is, without purchase accounting adjustments, it is an 18.7% premium. 19.2, if you adjust for purchase accounting, which yielding 21.1% — I’m sorry, which compares to a 21.8% median for comparable transactions. On a price to earnings basis, for last year there’s no purchase accounting for 2005, so it is 22 times last year’s earnings. And it is — which to compares to 24 times in previous transactions, so it is right near the median.

Now in 2006, if you adjust for purchase accounting entries, it is 18.5 times earnings compared to a market median of 17.3. And in 2007 it is 15.5 times earnings. And tangible book at 2.9 or 2.8 times tangible book, compared to 3 times for comparable transactions, we think puts the pricing right at the median in the market. And the interesting thing to me about this, and an exciting thing to me about this, none of this includes the significant upside that comes to us on the MB side from having such enhanced liquidity and long-term deposit growth. That is the real key I think to this transaction. It is accretive anyway, but one can imagine, one can run the numbers, if we can just redeploy some of that liquidity.

Let me move on. The assumptions are in page 17. I don’t think I need to go over these very much. We do plan to issue $50 million of trust preferred securities. In our modeling we assumed a 7% pretax cost. That is just a routine transaction. And that will fund almost the entire cash portion of the transaction. On the pro forma earnings impact is on page 18. You can see how all of that lays out.

I’m not sure, Jill, do you want to comment on these at all?

Jill York  — MB Financial, Inc. - CFO

I think they’re pretty straightforward. We basically used our FirstCall estimate for 2007. And then we modeled out First Oak Brook’s earnings based upon our due diligence to get their estimate for ‘07 as well as ‘08. And then this just lays out after-tax the impact of cost savings, financing costs, and purchase accounting adjustments.

On a FirstCall basis our pre transaction EPS is $2.67 for ‘07. It goes to $2.73 for ‘07 post transaction on a GAAP basis, which is 2.2% accretion. ‘08 we’re going from an estimate of $2.96 to 3.08 for accretion of 4%. We think we get some pretty decent accretion and that, as Mitch indicated, does not include any sort of revenue enhancement.

Mitch Feiger  — MB Financial, Inc. - CEO

Right. Let’s see what else. Page 19 just gives you some idea of how we may be able to redeploy some of our newly found excess liquidity here. And some of that also comes from the investment portfolio. And the page indicates that at First Oak Brook the investment portfolio current yields 4.55%.

Jill York  — MB Financial, Inc. - CFO

An interesting thing to note, in our models if you pick up 15 basis points of margin improvement, that equates to another 2% of EPS accretion. 30 basis points of improvement would add another 4%.

Mitch Feiger  — MB Financial, Inc. - CEO

And that is just improvement on First Oak Brook’s margin, not the combined company’s margin. Right?

Jill York  — MB Financial, Inc. - CFO

Correct.

Mitch Feiger  — MB Financial, Inc. - CEO

The combined company’s margin would grow by something like one-third of that approximately. There is an appendix that has some supplemental information that talks about estimated cost savings and merger costs to give you a little bit more detail on that.

I think that we have been brief, because I know we have very intelligent analysts and investors, and you can understand what we’re trying to do here. We’re absolutely thrilled about the franchise enhancement that we’ve made here. I think it really makes us unique in the Chicago marketplace. And we’re just thrilled to be here this morning. At this point I would like to open it up for questions. And we’re happy to take questions for any of the four of us, if you would like to ask.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Kevin Reevey.

Kevin Reevey  — Ryan Beck & Co. - Analyst

My first question is, Mitch, on page — I think it is where you have your — page 16 of the slide presentation. It looks like the 2007 estimated EPS for First Oak Brook that you’re starting off with is $1.70, which is 12% higher than the FirstCall consensus. I’m just curious as to why the differential, and what management’s thought process of using the higher number when historically it looks like First Oak Brook has never exceeded Street expectations by that wide of a margin.

Jill York  — MB Financial, Inc. - CFO

I would be happy to field that question. Actually what we did in our due diligence process is we had access to all of First Oak Brook’s data files for loans, deposits, investments, as well as detailed general ledger information for other income and other expenses. And based upon our modeling of the transaction, it is kind of interesting, our projections for ‘06 are actually under the FirstCall estimate, but our projection for ‘07 was a little higher. I think we just had access to additional detail not available to the analysts.

Kevin Reevey  — Ryan Beck & Co. - Analyst

I was just curious why did the management of First Oak Brook decide to sell now?

Richard Rieser  — First Oak Brook Bancshares, Inc. - President, CEO

This is Rick Rieser. Frankly we, on a regular basis always looked at our strategic alternatives. In this particular case what happened is an individual representing a local Chicago-area banking company presented himself to us. We began to discuss the possibility of a deal that initially looked like it had some attractive features. As we got into it, and as we understood more about the company that he represented, the more dubious we got that this was going to be an ideal fit. And more importantly, our Board then concluded it would be worthwhile talking to some other entities for which — that we hold in very, very high regard. We did that. We looked at multiple proposals. And the more we got to know about MB and the potential for the transaction, the more attractive it became to us.

In the end, there were really three decisive factors. The first was a compelling evaluation. I feel a lot richer today than I did yesterday. And in a way, that speaks for itself. That is what you get on day one. The second thing is we really felt that two plus two equaled five there. And one of the things that brought us into a comfort zone about that was the fact that we reached an understanding very early in the process that we were going to adopt the best practices, best people, and best systems between the two organizations. Which is highly unusual when you realize that they are to — they are about 6 billion and we’re a bit over 2 billion. That is a very unusual commitment. But they didn’t just say it, they backed it up by being able to deliver to us individuals, such as Ron Santo who is a senior officer of the company, who came out of the MidCity merger of equals transaction done about five years ago. And everything they said was true.

When they took their slightly under around $2 billion organizations and put them together, they made that commitment, and out of it came great success. Even in smaller transactions, they have been able to adopt some good systems and practices from the smaller acquisitions that they made and turn those into thriving businesses. This got us very excited. We really felt that here was an opportunity where you take their asset generation — proven asset generation capabilities, and our proven deposit gathering strategies, and you put them together and you really have something special. Two plus two equaled five.

And third, and also important in our consideration — well, let me go back to two. By using a best systems, best people, best practices approach, we don’t think that we going to have any attrition among our customers that is meaningful in any way. Our customers are going to be better off after this transaction than before. To the extent that we care about our customers, and we care about them a whole lot, that was a compelling feature of this transaction.

Thirdly, and not to be overlooked, were the social characteristics of the transaction. The better we got to know Mitch, Jill and his management team, and eventually we brought in 17 senior officers here, which is a significant number to do due diligence or in other aspects of the transaction, the more our people felt comfortable with their people. And we realized that this wasn’t just going to be something that was a nice honeymoon, but that this had potential for an absolutely terrific marriage.

I sit here, and without any kind of a heavy heart, thinking that this is absolutely a terrific transaction. What is more, and as I wrote in our annual report and is available, banks go through periods where they grow and then plateau, and then grow and plateau again. And you have to make a decision to either change and adapt some new things, or you stagnate. And the long and the short of it was this is a great way to jump start and energize I think our organization, and I’m pretty certain the MB organization. We just couldn’t have been more excited about this possibility.

Kevin Reevey  — Ryan Beck & Co. - Analyst

Is it safe to say that once this transaction closes that MB’s margin will continue to compress, just given the margin disparity between the two organizations?

Rose Bouman  — First Oak Brook Bancshares, Inc. - COO, CFO

Don’t you —

Richard Rieser  — First Oak Brook Bancshares, Inc. - President, CEO

Jill — this is Rick. I think you have a page.

Jill York  — MB Financial, Inc. - CFO

I can field that, and maybe Mitch can add to this as well. When you look at MB’s and First Oak Brook’s historical margin, say if you look at 2005, MB’s was about 150 basis points higher. About 50 basis points relate to basically purchase accounting that will correct itself once the two companies come together. Okay?

Some of First Oak Brook’s loans are under water. To that extent you pick up 50 basis points right there. Another 50 relates to historical asset composition, and loan pricing, and the types of loans the respective companies make. We think over time, and we spoke about this earlier in the call, there is a significant opportunity to improve asset yields as we work together and grow our commercial lending business. And the other 50 basis points relates to differences in historical funding costs, where Oak Brook’s have tended to run a little bit higher than MB’s.

Kevin Reevey  — Ryan Beck & Co. - Analyst

Feiger: Their deposit gathering operating costs are lower by about 20 basis points.

Jill York  — MB Financial, Inc. - CFO

Right. Your absolutely correct. I think on a blended rate the overall — or the combined margins will be lower, but I’m not — I would not say that our margin will continue to compress.

Mitch Feiger  — MB Financial, Inc. - CEO

One other thing to consider here is that on the MB side, as our Company has grown and our commercial capabilities have grown, we have run into larger and larger customers who are beyond our internal hold limits. Our hold limits are fairly low I think for a company our size. So that we have a fair amount of outbound participations. I think some of those are going to be coming back in bound. How many I don’t know, but that is a bit of an immediate lift. The combined company will now have $800 million of capital, and quite a bit more size. And I think it is likely that our hold limits will go up a little bit. There are all kinds of things like that yet to be done. The redeployment of our brokered deposits, the redeployment of our wholesale funding, there is just a myriad of things.

Kevin Reevey  — Ryan Beck & Co. - Analyst

And then my last question is related to employee attrition and key employee attrition. Do you anticipate any of that happening? Are there any stay bonuses being offered to key employees?

Mitch Feiger  — MB Financial, Inc. - CEO

We have — more to this, we are intent on retaining every key employee. And our track record in this regard, in my opinion, is second to none. I can’t think of a transaction that we have done where we have lost a key employee. Maybe we have lost one, I don’t know. And as you know, we have done a lot of transactions. Yes, we have all those programs in place and we’re going to do whatever we need to do to defend our employees. We know this is an uncertain time for them. We understand that. Our mission is to help them get through it because at the end of the day they are going to be better off because the Company is going to be better off. Maybe we can open it up to another person.

Operator

Brad Milsaps with Sandler O’Neill.

Brad Milsaps  — Sandler O’Neill & Partners - Analyst

Just quickly on the deposit side historically First Oak Brook has been very successful in growing its deposit base. One might be able to make the argument that with a lot of the new branches they have led with sort of above market rates, and have had to come off those as the curve has flattened. Can you give me a sense of what you’re seeing in that regard? And what adjustments you’ll have to make on your side in terms of rates that First Oak Brook is offering on deposits versus where MB Financial is right now?

Mitch Feiger  — MB Financial, Inc. - CEO

I don’t think our rates are very different.

Richard Rieser  — First Oak Brook Bancshares, Inc. - President, CEO

No.

Mitch Feiger  — MB Financial, Inc. - CEO

They are just not that different right now.

Richard Rieser  — First Oak Brook Bancshares, Inc. - President, CEO

This is Rick. They’re not very different. We have done two weeks specials when we have opened branches, three-week specials. Every time we have done it in a rising rate environment, we have been winners in the past year or so. And then if you take a look at Darien, which is one branch that has been open a year. And at $67 million it has a marvelous mix of deposits. And promotional deposits are almost all gone from there. A year is up. And we have held onto all of it, and we have done it at very, very attractive rates. And we have attracted them at low cost. Our operating costs of our branches are not high.

Mitch Feiger  — MB Financial, Inc. - CEO

Let me make a comment on that. One of the aspects of our due diligence was to understand just how Oak Brook does this deposit gathering thing, because it has been very difficult for us on the MB side. I’m not going to tell you how they do it, because I consider it proprietary and pretty important to us, and I don’t want to give it to our competitors. We gained great comfort that they are able to open branches, attract new customers, lots of them, and convert them into standard, regular transaction type, regular rate CD customers. It is a very powerful, powerful thing.

The other thing to consider here is, at least in my opinion, most of the reason that Oak Brook’s margin is lower than one would like is not on the liability side, it is on the asset side. And this is something that we can really help with.

Brad Milsaps  — Sandler O’Neill & Partners - Analyst

That was my next question. Are you going to look to exit any of the indirect auto or some of the other syndicated loan business that First Oak Brook is in?

Mitch Feiger  — MB Financial, Inc. - CEO

We haven’t made any decisions about that yet. I need to spend more time with those people. Part of a due diligence process, it is hard to get in with the people and talk with them. I think at this point that we’re going to continue. We’re going to keep doing what we’re doing. I see no reason to change. As time goes by we  will consider all of our businesses in the same fashion.

Brad Milsaps  — Sandler O’Neill & Partners - Analyst

One last question for Jill. Jill, do you think the big discrepancy in the ‘07 numbers is primarily related to margin with some banks that First Oak Brook has repricing?

Jill York  — MB Financial, Inc. - CFO

I think it is a little bit margin related and a little bit perhaps operating expenses related.

Operator

Eric Ross.

Eric Ross  — ThinkEquity Partners - Analyst

I had a few questions here. First of all, can you talk a little bit, Mitch, about your retail deposit initiatives? And what is the timing of this deal, say, if anything about that initiative? I know you have spent quite a bit of money to get that up and running over the last couple quarters. Would you say that is going tougher than initially thought, or does this just complement that strategy? And maybe you could talk about that a little bit.

Mitch Feiger  — MB Financial, Inc. - CEO

No, I think — we call it our Betsimpsier banking strategy, and it is working as planned. That is a long-term deposit gathering strategy. In the first quarter of the year — I want to say this the right way — the growth rate of our transaction accounts, the number of accounts we have, the growth rate in the first quarter of the year was four times the growth rate of 2005. So in that essence we’re growing them four times as fast as we were in ‘05 right now.

In April it looks to me our preliminary numbers like our growth rate has actually accelerated. I think that we’re winning on that side, and that strategy is working. The difficulty for us is that strategy is going to take us a couple or three more years at least to deliver the kinds of deposits we need, or we think we can use to fund our commercial banking business.

And the last thing I would say but this is, it is not that you can choose when a company puts itself up for sale or merger. They do it at a time of their choosing. And you either respond or you don’t. And I think because the Oak Brook management team and Board made the decisions they made, we felt that this was the right time and right opportunity for us. It does make, by the way with regard to the MB deposit gathering strategy, if in fact it is going to be successful, this gives us all the time we need to make that happen.

Eric Ross  — ThinkEquity Partners - Analyst

Right. One other question, and maybe it is more appropriate for Rick. Can you talk about the timing of this deal again, and what does it say about the market? Obviously, we hear all the stories about how fierce the market is in the Chicago area on both sides of the balance sheet. What does the timing of this deal and your willingness to sell now say about the competitive environment there?

Richard Rieser  — First Oak Brook Bancshares, Inc. - President, CEO

This is a competitive environment. Having said that, really this transaction began with — we have very patient directors and shareholders, and have for many years. We continue to be patient. But when we were confronted with the possibility of somebody who was fairly aggressive and coming at us, we thought that we owed it to ourselves to kind of look at the market. And we came out getting very, very excited about this transaction. We would have had no problem rejecting, even if there were no other parties, the other transaction that was available to us.

The fact is I’m stumbling over this a little bit, but I don’t think competition — to the extent that there is more competition here, and I think about it as an independent issue, I think combining a $6 billion and a $2 billion bank and creating the ninth largest bank in Chicago, with the market power and the number of branches, and the advertising capabilities that we will have together, is absolutely the way you defeat the problems associated with increasing competition.

We’re going to continue to be very smart about how we grow this franchise. But now we’re going to be a major, major player in everything that happens in Chicago. And that is from our side, but I think it is also true from the MB side, which is already a significant player. But moving from significant to major I think makes a difference.

Eric Ross  — ThinkEquity Partners - Analyst

The last question, can you talk a little bit about the securities portfolio as a percent of earnings assets? How do you see that trending over the next couple of years? Where would you like to see that?

Mitch Feiger  — MB Financial, Inc. - CEO

I will just give you a quick answer. Maybe Jill has or Rose or Rick have other thoughts. The faster we can originate loans, the smaller the investment portfolio is going to be, and that is what we’re trying to do.

Jill York  — MB Financial, Inc. - CFO

I think we really view it as a source of liquidity. And if we can grow loans faster, we will put securities to use funding loans in effect.

Mitch Feiger  — MB Financial, Inc. - CEO

Now, again, none of that is in the projections, increasing numbers that you see today.

Eric Ross  — ThinkEquity Partners - Analyst

Right. Okay. Thank you very much. Congratulations everyone.

Operator

(OPERATOR INSTRUCTIONS). [Dale Krueger].

Dale Krueger Analyst

Just first of all, congratulations. I think this is a terrific combination. I think it is definitely complementary between both organizations. And I would just like to congratulate you guys for pulling this off. I have two questions, and it is for Mitch or Rick or both.

The first question I have is will you continue the Oak Brook Bank branch model expansion? And then the second question is on the topic of competitive pressures and what your expectation from other local banks expansion into the highly attractive DuPage County, market including not just Amcore Bank, but other banks — much larger banks also?

Mitch Feiger  — MB Financial, Inc. - CEO

First, let me take the question first — this is Mitch — on the Oak Brook branch expansion model. Yes, we plan to continue that. We think they are expert DeNovo branchers. And on the MB side, we were trying to learn how to do that, but we’re probably a decade behind what they know how to do. So we are very excited about gaining that expertise we want to continue.

With regard to interlopers into DuPage County. They now face a bank that is number three in the market, behind Chase and Harris. And I think it is going to be very difficult for anybody to make any serious inroads. You can go ahead, Rick, if you want to comment.

Richard Rieser  — First Oak Brook Bancshares, Inc. - President, CEO

First of all, I admire the Betsimpsier program and the identity and perhaps branding that MB has been able to build in really a relatively short period of time, in a year. They had done it pretty cost efficiently, and they’re getting a lot of recognition. The only thing I can compare it to frankly is what Fifth Third did when they entered the market. We have seen others come in like Charter One and just fall flat on their face. Washington Mutual fell flat on their face. Fifth Third, at the beginning they really haven’t backed it up with the — just as many — a lot of people come in the front door of Fifth Third, but just as many seem to be leaving by the back door. But they did create a brand identity, and I think that Betsimpsier does that. So if they admire us for what we have done in branching, I admire them for what they have done in branding.

As far as DuPage is concerned, I don’t think DuPage has gotten nearly as much competition as perhaps you’re suggesting. Yes, there have been some in western parts, even in Kane County as you have seen Amcore. They do have some offices that they are building here. But if you were in Rockford in a declining mill town, you would want to be where we are too. They are struggling to do what they can to survive. And that is just one example of the number of people that have come here. But not with any great success. If you take a look at who the leaders are in this market, they have stayed pretty much the same for a long period of time. And that is Chase and Harris and us. And there is a private bank, West Suburban, that has done pretty well in DuPage as well. We’re not concerned with the folks from Rockford.

Operator

Melissa Miller.

Melissa Miller Analyst

Congratulations. It looks like it could be a terrific combination. I just had one quick question. Have you made a decision in terms of what you’ll do with — and Rick was kind of just speaking about this — with the branding. Will you rebrand the First Oak Brook franchise?

Mitch Feiger  — MB Financial, Inc. - CEO

Yes, the name of the bank is going to change to MB Financial Bank.

Melissa Miller Analyst

Okay. That’s all I had. Congratulations again.

Operator

Brad Milsaps.

Brad Milsaps  — Sandler O’Neill & Partners - Analyst

Just one quick follow-up. Both of you guys have operated with very good asset quality. With Rick’s loan portfolio coming over, it looks like loan loss reserve, if my math is right, will drop to about 1% of total loans. Will there be any adjustments made there, or am I even thinking about that correctly? And how should I sort of be viewing that going forward?

Jill York  — MB Financial, Inc. - CFO

The accounting rules allow us to bring over Rick’s reserve. So you’re right, the blending will be about 1%. I’m sure we will follow the same practices that we have in the past where we analyze at the end of every quarter our loans and the risk ratings, and determine what the appropriate allowance should be. If the mix changes for Rick’s side of the loans, then I think we’ll need to provide more in the way of a provision.

Richard Rieser  — First Oak Brook Bancshares, Inc. - President, CEO

This is Rick. I just want to make a comment that really comes out of due diligence. I don’t know if this is true or not, because I may surprise Mitch, who was sitting across the table from me. I don’t think he thought that we were going to do the amount of due diligence on him that he did on us. He was very thorough in going through our bank. And I think he assumed that because he is much, much bigger that we would not be equally as robust in our investigation of them, but we were.

We put lots and lots of people on it, and had them work very, very hard for a protracted period of time. And I can only tell you that any bank would be proud to have the loan portfolio they do, given the kind of market breadth that they have. It is amazing. And while they allocate their entire loan loss reserve, those of you who are familiar with the regulations understand why that because of accounting rules banks are moving in that direction. But I have never been more confident. I have never — in the acquisitions I have done, we always looked much, much better, because we are pristine, than the people of that we were acquiring. I can only tell you that this is an extraordinarily well-run loan portfolio with an extremely high credit quality, as reflected in their performances over a long period of years. It is a wow.

Brad Milsaps  — Sandler O’Neill & Partners - Analyst

I am well aware of it. Thank you very much.

Operator

Troy Ward.

Troy Ward  — A.G. Edwards - Analyst

What due diligence have you done with regard to First Oak Brook’s — the newly branded Chicago Private Bank — is that something that you’ll have independently branded, or will it just come over to MB?

Mitch Feiger  — MB Financial, Inc. - CEO

No, right now it is branded as Chicago Private Bank, the Wealth Management Division of Oak Brook Bank. I think we’re going to try and stay with something like that. Perhaps it will be Chicago Private Bank, the Wealth Management Division of MB Financial Bank.

Troy Ward  — A.G. Edwards - Analyst

That was my guess because of the deposits that obviously wealthy areas can drive over there. Thank you very much.

Operator

At this time you have no additional questions. I will turn the call back to you for closing remarks.

Mitch Feiger  — MB Financial, Inc. - CEO

Thank you for dialing in this morning. We really appreciate you listening to our story, and providing whatever support you have provided or will provide. We really think we’re creating the leading Chicagoland banking franchise, a Company that has a tremendous, just tremendous future.

And last thing I want to say is I know people can be skeptical about mergers and acquisitions and things like that. But our track record on the MB side in this regard is something that I am very, very proud of. I think we have done exceptionally complex mergers and acquisitions in the past. And the team that has been involved in them and has done them is with us today. And I firmly believe that this transaction will be as successful, frankly I think it is going to be more successful, than any transaction we have ever done before. With that I will close it. Thank you again for dialing in today.

Operator

Ladies and gentlemen, thank you for your participation in this presentation. This concludes the conference. You may now disconnect. Have a good day.